Exhibit 99.4

Deloitte & Touche LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in the Registration Statements No. 333-163579 on Form F-10/A and No. 333-113073 on Form S-8 of our reports dated March 5, 2010 relating to the consolidated financial statements of Brookfield Properties Corporation (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles), the reconciliation of Canadian generally accepted accounting principles to accounting principles generally accepted in the United States and the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting appearing in this Form 6-K for the year ended December 31, 2009.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 5, 2010